Contact:

Hassan Parsa
Vice President, Business Development
Centillium Communications, Inc.
hparsa@centillium.com
(510) 771-3624

Christina L. Carrabino
CLC Communications, Inc.
christina@clccommunication.com
(415) 929-9307

CENTILLIUM COMMUNICATIONS ANNOUNCES SECOND QUARTER 2008 FINANCIAL RESULTS
Combination with TranSwitch Corporation will Create a New Leader in Communications IC

FREMONT, Calif., Aug. 5, 2008 – Centillium Communications, Inc. (NASDAQ: CTLM), a leading provider of highly innovative communications processing technology, today announced financial results for the second quarter ended June 30, 2008.

Net revenues for the second quarter of 2008 were $6.3 million, compared with $6.1 million during the first quarter of 2008 and $10.0 million during the second quarter of 2007.

The GAAP gross margin was 57.6 percent for the second quarter of 2008, compared with 56.7 percent for the first quarter of 2008 and 55.1 percent for the second quarter of 2007.

GAAP results were a net loss of $1.8 million, or $0.04 per share, for the second quarter of 2008, compared with net income of $1.4 million, or $0.03 per share, for the first quarter of 2008 and a net loss of $8.9 million, or $0.22 per share, for the second quarter of 2007. The GAAP net loss for the second quarter of 2008 includes a $2.0 million benefit from the gain on legal settlement, restructuring expense of $643,000, and a benefit of $990,000 due to the reversal of accrued royalties. The GAAP net income for the first quarter of 2008 included an $8.1 million benefit from the gain on sale of our DSL related assets, restructuring expense of $2.3 million, and a benefit of $850,000 due to the reversal of accrued royalties. The GAAP net loss for the second quarter of 2007 included a charge for $2.5 million from the loss on legal settlement and restructuring expense of $308,000. The GAAP results for all periods include charges for stock-based compensation due to the adoption of SFAS 123R, effective January 1, 2006.

Non-GAAP results were a net loss of $3.9 million, or $0.09 per share, for the second quarter of 2008, compared with a net loss of $5.0 million, or $0.12 per share, for the first quarter of 2008 and a net loss of $5.6 million, or $0.14 per share, for the second quarter of 2007. The non-GAAP results for the second quarter exclude a $2.0 million benefit from the gain on legal settlement, restructuring expense of $643,000, a benefit of $990,000 due to the reversal of accrued royalties and stock-based compensation of $273,000. The non-GAAP results for the first quarter excluded the effect of the $8.1 million benefit from the gain on sale of our DSL related assets, restructuring expense of $2.3 million, a benefit of $850,000 due to the reversal of accrued royalties and stock-based compensation of $277,000. The non-GAAP results for the second quarter of 2007 excluded the effect of loss on settlement of $2.5 million, restructuring expense of $308,000 and stock-based compensation of $495,000. Further information about non-GAAP measures is provided below.

Total cash, short-term investments and restricted cash were $36.8 million at June 30, 2008, compared with $41.7 million at March 31, 2008. The restricted cash included in the $36.8 million was $1.8 million at June 30, 2008.

"We recently announced that we have entered into a definitive agreement to be acquired by TranSwitch Corporation and the transaction is expected to close during the fourth quarter of 2008," said Faraj Aalaei, co-founder and CEO. "We are excited about this partnership, and we believe that the combined company will be a strong leader in the communications IC sector. We also believe that this partnership will lead to exciting new opportunities for our Optical and VoIP businesses, and enable the combined company to better serve its customers and increase shareholder value."

Conference Call Information

A conference call to review the second quarter 2008 financial results will follow this press release today at 2:00 p.m. Pacific time/5:00 p.m. Eastern time. To listen to the call, please dial (210) 839-8948, passcode: Centillium. A replay will be made available approximately one hour after the conclusion of the call and will remain available for approximately one week. To access the replay, dial (203) 369-1883. The conference call will also be web cast over the Internet; visit the Investor Relations section of the Centillium Communications website at www.centillium.com to access the call from the website. This web cast will be recorded and available for replay on the Centillium website from approximately two hours after the conclusion of the conference call until Sept. 30, 2008.

Non-GAAP Financial Measures

In this earnings press release and during the earnings conference call and webcast as described above, Centillium has supplemented and will supplement its reported GAAP financials with non-GAAP measures. Non-GAAP gross margin, operating expenses, net loss and net loss per share, where applicable, exclude the effect of stock-based compensation and, with respect to the six months ended June 30, 2008, restructuring expense, the gain on sale of our DSL related assets, the gain on legal settlement, the benefit due to the reversal of accrued royalties; and with respect to the six months ended June 30, 2007, the loss on legal settlement and restructuring expense. The company uses the non-GAAP information internally to evaluate its continuing operational performance and its cash requirements and to determine incentive compensation, and believes these non-GAAP measures are useful to investors as they provide additional insight into the underlying operating results and the company's cash requirements and its ongoing performance in the ordinary course of its operations. However, non-GAAP measures are not stated in accordance with, should not be considered in isolation from and are not a substitute for GAAP measures, and our non-GAAP measures may be different from similarly titled non-GAAP measures reported by other companies. A reconciliation of GAAP to non-GAAP results is provided in the table immediately below the GAAP Consolidated Statements of Operations included in this earnings press release.

About Centillium Communications, Inc.

Centillium Communications, Inc. (NASDAQ: CTLM) delivers highly innovative communications processing technology for global systems vendors targeting service provider, enterprise and consumer markets. Centillium's high performance Systems-on-Chip (SoC) products power leading edge optical, Voice-over-Internet Protocol (VoIP), security and data systems requiring top quality, highly integrated, very low power processing solutions that help minimize the energy footprint of communications networks. With a long heritage of technology leadership and first-to-market product development, Centillium provides semiconductor solutions that keep customers and end users at the forefront of the communications evolution. Centillium is a global company with headquarters in Fremont, CA. Additional information is available at www.centillium.com.

Safe Harbor Statement under Private Securities Litigation Reform Act of 1995
This press release includes statements that are forward-looking statements within the meaning of U.S. federal securities laws, such as statements concerning the expected timing of Centillium's pending merger with TranSwitch, the anticipated benefits of the merger, including future financial and operating results and estimated cost savings and synergies, and the anticipated strengths of the combined company, as well as Centillium's expectations for its Optical (FTTP) and VoIP businesses and their financial results. Actual results may differ materially from those indicated by such forward-looking statements based on a variety of risks and uncertainties, including without limitation Centillium's and TranSwitch's potential inability to complete the merger because conditions to the closing of the merger may not be satisfied; the risk that the closing will be delayed; the risk that the two companies will not be integrated successfully and in a timely manner; the risk that the transaction may involve unexpected costs or unexpected liabilities; uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both of the companies; the risk that Centillium's focus on Optical and VoIP products will not be successful and that its growth expectations for those businesses will not be achieved; the risk that the anticipated expense savings and other

anticipated benefits from Centillium's divestiture of its DSL related assets in February 2008 will be smaller than currently anticipated; the possibility of business disruption resulting from the pending TranSwitch merger and prior DSL asset divestiture; as well as risks and uncertainties relating to the rate and breadth of deployment of broadband access in general, especially Optical (FTTP) and VoIP technologies, and Centillium's technology solutions in particular; the successful development and market acceptance of Centillium's new products and technology; Centillium's dependence on a few significant customers for a substantial portion of its revenue; Centillium's ability to continue and expand on its relationships with new customers; the timing, rescheduling or cancellation of significant customer orders and Centillium's ability, as well as the ability of its customers, to manage inventory; Centillium's ability to specify, develop or acquire, complete, introduce, market and transition to volume production new products and technologies in a cost-effective and timely manner; competitive pressures and other factors such as the qualification, availability and pricing of competing products and technologies and the resulting effects on sales and pricing of Centillium's products; the timing of customer-industry qualification and certification of Centillium's products and the risks of non-qualification or non-certification; Centillium's ability to timely and accurately predict market requirements and evolving industry standards and to identify opportunities in new markets; changes in Centillium's product or customer mix; the satisfactory completion of the audits of Centillium's financial statements and systems of internal control; intellectual property disputes and customer indemnification claims and other types of litigation risk; the effectiveness of Centillium's expense and product cost control and reduction efforts; and Centillium's ability to attract, retain and motivate qualified personnel, including executive officers and other key management and technical personnel. Centillium undertakes no obligation to update forward-looking statements for any reason. Information about potential factors that could affect Centillium's financial results is included in Centillium's Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and in other documents on file with the Securities and Exchange Commission.

Important Information for Investors and Stockholders
TranSwitch expects to file a Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.

Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

– Summary Financial Data Attached –

CENTILLIUM COMMUNICATIONS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

		Three Months Ended			Six Months Ended	
		June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
		(In thousands, except per share data)				
Net revenues	$	6,316 $	6,143 $	10,004 $	12,459 $	20,556
Cost of revenues (a)		2,680	2,662	4,491	5,342	9,549
Gross profit		3,636	3,481	5,513	7,117	11,007
Operating expenses:						
Research and development (a)		4,076	5,172	7,326	9,248	14,071
Selling, general and administrative (a)		3,804	3,878	4,836	7,682	9,827
Gain on sale of DSL related assets		(20)	(8,106)	-	(8,126)	-
(Gain) loss on settlement		(2,009)	-	2,500	(2,009)	2,500
Reversal of accrued royalties		(990)	(850)	-	(1,840)	-
Restructuring charges		643	2,274	308	2,917	308
Total operating expenses		5,504	2,368	14,970	7,872	26,706
Operating income (loss)		(1,868)	1,113	(9,457)	(755)	(15,699)
Interest income and other		274	350	635	624	1,311
Interest expense and other		124	56	(18)	180	(30)
Income (loss) before provision for income taxes		(1,718)	1,407	(8,804)	(311)	(14,358)
Provision for income taxes		77	50	68	127	402
Net income (loss)	$	(1,795) $	1,357 $	(8,872) $	(438) $	(14,760)
Basic net income (loss) per share	$	(0.04) $	0.03 $	(0.22) $	(0.01) $	(0.36)
Diluted net income (loss) per share	$	(0.04) $	0.03 $	(0.22) $	(0.01) $	(0.36)
Shares used to compute basic net income (loss) per share		41,698	41,720	41,229	41,693	41,189
Shares used to compute diluted net income (loss) per share		41,698	41,814	41,229	41,693	41,189
(a) Includes stock-based compensation as follows:						
Cost of revenues	$	16 $	5 $	9 $	21 $	19
Research and development		99	110	225	209	466
Selling, general and administrative		158	162	261	320	597
	$	273 $	277 $	495 $	550 $	1,082

CENTILLIUM COMMUNICATIONS, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2008	December 31, 2007
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 20,530	$ 32,596
Short-term investments	14,425	4,209
Accounts receivable - net of allowance for doubtful accounts of $18 at June 30, 2008 and $22 at December 31, 2007	2,723	3,635
Inventories	1,537	2,802
Prepaid software tools	686	1,430
Other current assets	1,329	1,377
Net assets held for sale	-	706
Total current assets	41,230	46,755
Restricted cash	1,800	-
Property and equipment, net	837	1,193
Other assets	660	678
Total assets	$ 44,527	$ 48,626
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ -	$ 1,500
Accounts payable	4,234	4,765
Accrued compensation and related expenses	2,619	3,869
Accrued restructuring, current portion	668	475
Accrued liabilities and other	10,396	11,333
Total current liabilities	17,917	21,942
Accrued restructuring, long-term portion	898	891
Other long-term liabilities	726	938
Stockholders' equity:		
Common stock; $0.001 par value:		
Authorized shares: 100,000,000; Issued and outstanding shares: 41,718,329 at June 30, 2008 and 41,718,601 at December 31, 2007	42	42
Additional paid-in capital	255,093	254,537
Accumulated deficit	(230,165)	(229,727)
Accumulated other comprehensive loss	16	3
Total stockholders' equity	24,986	24,855
Total liabilities and stockholders' equity	$ 44,527	$ 48,626

CENTILLIUM COMMUNICATIONS, INC.
Supplemental Reconciliation of GAAP Results to Non-GAAP
(Unaudited)

	Three Months Ended			Six Months Ended	
	June 30, 2008	March 31, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	(In thousands, except per share data)				
GAAP gross margin	57.6%	56.7%	55.1%	57.1%	53.5%
Stock-based compensation	0.2%	-	0.1%	0.2%	0.1%
Non-GAAP gross margin	57.8%	56.7%	55.2%	57.3%	53.6%
GAAP research and development expenses	$ 4,076	$ 5,172	$ 7,326	9,248	14,071
Stock-based compensation	99	110	225	209	466
Non-GAAP research and development expenses	$ 3,977	$ 5,062	$ 7,101	9,039	13,605
GAAP selling, general, and administrative expenses	$ 3,804	$ 3,878	$ 4,836	7,682	9,827
Stock-based compensation	158	162	261	320	597
Non-GAAP selling, general, and administrative expenses	$ 3,646	$ 3,716	$ 4,575	7,362	9,230
GAAP operating expenses	$ 5,504	$ 2,368	$ 14,970	7,872	26,706
Stock-based compensation	257	272	486	529	1,063
Gain on sale of DSL related assets	(20)	(8,106)	-	(8,126)	-
(Gain) loss on settlement	(2,009)	-	2,500	(2,009)	2,500
Reversal of accrued royalties	(990)	(850)	-	(1,840)	-
Restructuring charges	643	2,274	308	2,917	308
Non-GAAP operating expenses	$ 7,623	$ 8,778	$ 11,676	16,401	22,835
GAAP net income (loss)	$ (1,795)	$ 1,357	$ (8,872)	(438)	(14,760)
Stock-based compensation	273	277	495	550	1,082
Gain on sale of DSL related assets	(20)	(8,106)	-	(8,126)	-
(Gain) loss on settlement	(2,009)	-	2,500	(2,009)	2,500
Reversal of accrued royalties	(990)	(850)	-	(1,840)	-
Restructuring charges	643	2,274	308	2,917	308
Non-GAAP net income (loss)	$ (3,898)	$ (5,048)	$ (5,569)	(8,946)	(10,870)
GAAP basic and diluted net income (loss) per share	$ (0.04)	$ 0.03	$ (0.22)	(0.01)	(0.36)
Stock-based compensation	-	0.01	0.01	0.01	0.03
Gain on sale of DSL related assets	-	(0.19)	-	(0.19)	-
(Gain) loss on settlement	(0.05)	-	0.06	(0.05)	0.06
Reversal of accrued royalties	(0.02)	(0.02)	-	(0.04)	-
Restructuring charges	0.02	0.05	0.01	0.07	0.01
Non-GAAP net income (loss)	$ (0.09)	$ (0.12)	$ (0.14)	(0.21)	(0.26)